CUSIP No. 133425108                                           Page 1 of 13 Pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    133425108
                                 (CUSIP Number)

                               Mr. Philip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 133425108                                           Page 2 of 13 Pages

================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       Financial Edge Fund, L.P.
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only

====== =========================================================================
   4   Source of Funds:

       WC, OO
====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       Delaware
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                113,000 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  113,000 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       113,000 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       5.9%
====== =========================================================================
  14   Type of Reporting Person

       PN
================================================================================

CUSIP No. 133425108                                           Page 3 of 13 Pages

================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       PL Capital, LLC
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only

====== =========================================================================
   4   Source of Funds:

       WC, OO
====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       Delaware
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                113,000 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  113,000 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       113,000 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       5.9%
====== =========================================================================
  14   Type of Reporting Person

       PN
================================================================================

CUSIP No. 133425108                                           Page 4 of 13 Pages

================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       John Wm. Palmer
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only

====== =========================================================================
   4   Source of Funds:

====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       United States of America
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 1,000 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                113,000 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               1,000 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  113,000 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       114,000 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       6.0%
====== =========================================================================
  14   Type of Reporting Person

       IN
================================================================================

CUSIP No. 133425108                                           Page 5 of 13 Pages

================================================================================
   1   Name of Reporting Person
       S.S. or I.R.S. Identification Number of Above Person (optional)

       Richard J. Lashley
====== =========================================================================
   2   Check The Appropriate Box If a Member of a Group
                                                                        (a)  [X]
                                                                        (b)  [ ]
====== =========================================================================
   3   SEC Use Only

====== =========================================================================
   4   Source of Funds:

====== =========================================================================
   5   Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                        [ ]

====== =========================================================================
   6   Citizenship or Place of Organization

       United States of America
======================= ====== =================================================
       NUMBER OF           7   SOLE VOTING POWER

        SHARES                 0 shares
                        ====== =================================================
     BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                113,000 shares
                        ====== =================================================
         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               0 shares
                        ====== =================================================
        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                  113,000 shares
======================= ====== =================================================
  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       113,000 shares
====== =========================================================================
  12   Check Box If The Aggregate Amount in Row (11) Excludes
       Certain Shares                                                        [ ]

====== =========================================================================
  13   Percent of Class Represented By Amount in Row (11)

       5.9%
====== =========================================================================
  14   Type of Reporting Person

       IN
================================================================================

CUSIP No. 133425108                                           Page 6 of 13 Pages



          This is Amendment No. 1 to a Schedule 13D filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); PL Capital, LLC, a Delaware limited liability company ("PL Capital") and General Partner of Financial Edge Fund; John W. Palmer and Richard J. Lashley (the "Original 13D"). All of the filers of this Amendment are collectively the "Group."

          This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or "Cameron"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

          The following items in the Original 13D are amended to read in their entirety as follows:

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 113,000 shares of Common Stock it holds in its name is $1,434,222. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,457. Such funds were provided from Mr. Palmer's personal funds and, from time to time, in part by margin account loans from subsidiaries of Fidelity Investments, extended in the ordinary course of business.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns or Fidelity Investments, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The Group initially acquired shares of Common Stock for investment purposes because the Group believed, at that time, that the Company's shares were undervalued and the Company had an opportunity to dramatically increase its earnings, book value and franchise value per share by actively repurchasing its Common Stock in the open market. Members of the Group communicated those views to the Company's senior management in a meeting at the Company's Missouri headquarters on May 23, 2000. The Group also provided a written analysis, dated May 26, 2000, to the Company's management and Board of Directors (see Exhibit
2).

CUSIP No. 133425108                                           Page 7 of 13 Pages


          On July 11, 2000 members of the Group met with the Company's senior management at the Company's Missouri headquarters to discuss several concerns. These concerns are summarized in a letter dated July 17, 2000 to Mr. David Just and the Board of Directors of the Company. A copy of that letter is attached as
Exhibit 3.

          Because of the concerns noted in the July 17th letter, the Group has modified its intent with respect to its investment. The Group now believes that the Company has foregone a tremendous opportunity to repurchase its stock at attractive prices, and that given the Company's financial prospects (absent significant stock repurchases at lower prices than the recent trading price of $17.25), the Company has no realistic prospects of creating shareholder value in a realistic time frame, except through the sale of the Company. The Group notes that the Company is one of the worst performing thrifts in the United States, with a Return on Equity (ROE) of 4.8% for the most recent twelve-month period. The Group also notes that the Company's core ROE and Return on Assets (ROA) have declined every year since 1996 (the Company went public in mid-1995). These financial results are especially disappointing given Cameron's 65% deposit market share in its primary market area of DeKalb County and the strong economy the Company enjoyed from 1996 through today.

          Accordingly, the Group has recommended to the Board and management of Cameron that the Company should engage the services of an investment banking firm which should be authorized to explore the sale of the Company to a more profitable and efficient banking institution.

          The Group also expects to actively assert its rights as a shareholder. Accordingly, the Group may, among other things: (1) continue to pursue discussions with the Company; (2) contact other shareholders to discuss our concerns; (3) contact institutions that may have an interest in acquiring Cameron; and (4) seek representation on Cameron's Board of Directors.

          Members of the Group may make further purchases of shares of Common Stock or may dispose of any or all the shares of Common Stock held by them. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,749, reported as the number of outstanding shares as of May 8, 2000, on a Form 10-Q dated May 12, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

     (A)  Financial Edge Fund

CUSIP No. 133425108                                           Page 8 of 13 Pages



          (a)  Aggregate   number  of   shares   beneficially   owned:   113,000
               Percentage: 5.9%

          (b)  1. Sole power to vote or to direct vote:  0
               2. Shared power to vote or to direct vote:  113,000
               3. Sole power to dispose or to direct the disposition:  0
               4. Shared power to dispose or to direct disposition:  113,000

          (c) The Financial Edge Fund has made the following purchases and (sales) of Common Stock in the last 60 days:

 ---------   ------------------   ---------------------   ---------------------
    Date      Number of Shares     Price Per Share ($)     TotalCost(Proceeds)
 ---------   ------------------   ---------------------   ---------------------
   6/1/00          25,000                 12.00                 $300,025
 ---------   ------------------   ---------------------   ---------------------
  6/23/00          (1,500)                14.95                  (22,350)
 ---------   ------------------   ---------------------   ---------------------

          (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

     (B)  PL Capital

          (a)  Aggregate   number  of   shares   beneficially   owned:   113,000
               Percentage: 5.9%

          (b) 1. Sole power to vote or to direct vote: 0 2. Shared power to vote or to direct vote: 113,000 3. Sole power to dispose or to direct the disposition: 0 4. Shared power to dispose or to direct disposition: 113,000

          (c)  PL Capital has made no purchases or sales of Common Stock.

          (d) Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. PL Capital is the general partner of Financial Edge Fund. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund.

     (C)  Mr. John Palmer

          (a)  Aggregate   number  of   shares   beneficially   owned:   114,000
               Percentage: 6.0%

CUSIP No. 133425108                                           Page 9 of 13 Pages



          (b) 1. Sole power to vote or to direct vote: 1,000 2. Shared power to vote or to direct vote: 113,000 3. Sole power to dispose or to direct the disposition: 1,000 4. Shared power to dispose or to direct disposition: 113,000

          (c) Mr. Palmer has made no purchases or sales of Common Stock in the last 60 days.

     (D)  Mr. Richard Lashley

          (a)  Aggregate   number  of   shares   beneficially   owned:   113,000
               Percentage: 5.9%

          (b) 1. Sole power to vote or to direct vote: 0 2. Shared power to vote or to direct vote: 113,000 3. Sole power to dispose or to direct the disposition: 0 4. Shared power to dispose or to direct disposition: 113,000

          (c) Mr. Lashley has made no purchases or sales of Common Stock in the last 60 days.

Item 7.   Material to be Filed as Exhibits

          No.      Description
          ---      -----------

           1       Joint Filing Agreement*
           2       Letter dated May 26, 2000 to the Company from PL Capital*
           3       Letter dated July 17, 2000 to the Company from PL Capital

           * Previously filed as part of the Original 13D.

CUSIP No. 133425108                                          Page 10 of 13 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 17, 2000

                                      FINANCIAL EDGE FUND, L.P.

                                      By:  PL CAPITAL, LLC
                                           General Partner

                                      By:  /s/ John Palmer   /s/ Richard Lashley
                                         ---------------------------------------
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member




                                      PL CAPITAL, LLC

                                      By:  /s/ John Palmer   /s/ Richard Lashley
                                         ---------------------------------------
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member





By:  /s/ John Palmer
   ---------------------------------------
     John Palmer


By:  /s/ Richard Lashley
   ---------------------------------------
     Richard Lashley